Exhibit 2.2

[as recorded by a German public notary at Frankfurt am Main, Germany on 18 October 2017]
Amendment agreement (the Amendment Agreement) to that certain “Share purchase agreement regarding all shares in LOVOO GmbH” dated 18 September 2017 (Roll of deeds no. 1085/2017 of Notary Andreas Schrey) (the SPA)
Parties:

(1)
BAWOGO Ventures GmbH & Co. KG, a limited partnership (Kommanditgesellschaft) organized under the laws of Germany, with business address at Prager Str. 10, 01069 Dresden, Federal Republic of Germany, registered with the commercial register of the lower court (Amtsgericht) of Dresden, Germany, under registration no. HRA 8851 (the Seller)

(2)
TMG Holding Germany GmbH, a limited liability company (Gesellschaft mit beschränkter Haftung) organized under the laws of Germany, with business address at Gontardstrasse 11, 4th Floor, 10178 Berlin, Germany, registered with the commercial register of the lower court (Amtsgericht) of Charlottenburg, Germany, under registration no. HRB 186988 B (the Purchaser)

(3)	The Meet Group, Inc., a business corporation organized under the laws of Delaware, USA, with business address at 100 Union Square Drive, New Hope, PA 18938, USA (the Purchaser Guarantor)
(the Seller, the Purchaser and the Purchaser Guarantor are collectively referred to as the Parties and individually as a Party)
Whereas

(A)	Reference is made to the SPA. Capitalized terms used, but not otherwise defined herein, shall have the meaning ascribed to them in the SPA.

(B)
The Parties wish to amend the SPA with regard to the repayment of the Loan Repayment Amount under the External Loan Agreement by causing the Company to repay part of the Loan Repayment Amount at Closing, and clarify certain other ambiguities as set forth in more detail hereinafter. Other changes to the SPA are not intended by this Amendment Agreement.

(C)
This Amendment Agreement shall only regulate the repayment of the Loan Repayment Amount at Closing. The legal position of the Seller Guarantors is not adversely affected, and a consent of the Seller Guarantors to this Amendment Agreement therefore not required pursuant to Clause 23.3 sentence 2 of the SPA.

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It is agreed:

1.	Amendment and restatement of Clause 3.1.3
Clause 3.1.3 of the SPA shall be amended and restated in its entirety as follows:
The Purchaser is aware and acknowledges that it has to provide financing to the Company latest on the Closing Date in order to allow the Company to pay to Larmant LLC the existing debt (including accrued interests and any other payment obligations) under the External Loan Agreement outstanding at the Closing Date (the Loan Repayment Amount). The Parties agree that the Purchaser will, at the Closing Date, pay an amount of EUR 5,657,000 (via the Paying Agent) to Larmant LLC on behalf of the Company as part of the repayment of the Loan Repayment Amount. The Seller shall ensure that at the Closing Date the Company will repay the remainder of the Loan Repayment Amount in the amount of EUR 11,700,000 to Larmant LLC (the Direct Company Payment), which obligation shall be subject to

(i)	execution of documentation in mutually acceptable form regarding a contribution of an amount of EUR 6,673,329.94, corresponding to:

(1)	the amount of the Loan Repayment Amount,
plus

(2)	the Virtual Share Plan 1 Amount,
plus

(3)	the Virtual Share Plan 2 Amount,
plus

(4)	the Bonus Commitment Amounts,
less

(5)	the Direct Company Payment
into the free capital reserves of the Company pursuant to Section 272 (2) no. 4 German Commercial Code (HGB) (sonstige Leistungen in die Kapitalrücklage der Gesellschaft gemäß § 272 Abs. 2 Nr. 4 HGB) by way of contribution in cash (Bareinlage);
and

(ii)	receipt of payment of an amount of EUR 4,786,780 (the Purchaser Funding Amount) from the Purchaser to the Company for the settlement of the Intercompany Debt and the Shareholder Debt, respectively (in

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order to ensure that the Company disposes of sufficient liquidity to effectuate the Direct Company Payment).
The Loan Repayment Amount shall be deducted from the Purchase Price as an item constituting Financial Debt pursuant to Clause 5.1(b) (as also currently contemplated by the SPA pursuant to the definition of Financial Debt in Exhibit (B) to the SPA notwithstanding the fact that the existing debt under the External Loan Agreement may not exist any more as at 24:00 hrs at the Effective Date because of the repayment of such debt). However, in order to leave the agreement among the Parties regarding the financial and legal treatment of the Loan Repayment Amount unaffected, the Parties hereby agree that the amount of the Direct Company Payment (to the extent such payment occurred at Closing) shall be added to the Cash position of the Company at Closing for purposes of determining the final Purchase Price under the SPA (notwithstanding the fact that such amount, due to the Direct Company Payment, may not be available at the Company any more as Cash item at 24:00 hrs at the Effective Date). For the avoidance of doubt, the payment of the Purchaser Funding Amount shall extinguish the Shareholder Debt and the Intercompany Debt as of the Effective Date. For clarification, the additional cash injected by the Purchaser into the Company in the amount of EUR 1,016,329.94 to provide liquidity for the Virtual Share Plan 1 Amount, the Virtual Share Plan 2 Amount and the Bonus Commitment Amount shall not be treated as Cash of the Company for the purpose of the calculation of the Purchase Price pursuant to Clause 5.1.

2.	Amendment and restatement of Clause 7.5.1 (i)
Clause 7.5.1 (i) shall be amended and restated as follows:
The Purchaser shall pay (via the Paying Agent) (i) the Intercompany Debt on behalf of the Seller to the Company, (ii) the Shareholder Debt on behalf of the respective indirect shareholders of the Company to the Company, (iii) EUR 5,657,000 as part of the repayment of Loan Repayment Amount to Larmant LLC on behalf of the Company, (iv) the Virtual Share Plan 1 Amount and the Virtual Share Plan 2 Amount to the Company, and (v) the Bonus Commitments Amount to the Company. The Seller shall ensure that the Company will repay the Direct Company Payment to Larmant LLC on the Closing Date subject to the provisions set forth in Clause 3.1.3 of the SPA as amended pursuant to para. 1 hereinabove;

3.	Miscellaneous

3.1	The Parties clarify that with respect to certain other provisions of the SPA:

(i)	In Clause 7.2.2, the words “or assignment” are irrelevant and shall be disregarded;

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(ii)	In Clause 17.2 sentence 2, the words “contracts listed in” are deemed to be replaced by the words “sublease contracts and agreements in accordance with”; and

(iii)
In Clause 17.2, the second reference to Schedule 17.2 in sentence 2 of that subparagraph (but, for the avoidance of doubt, not the first reference to Schedule 17.2 in sentence 1 of that subparagraph) is understood to constitute a reference to Schedule 19.8.1 instead;

(iv)	In Clause 5.4.1 sentence 2 the wording “one (1) Banking Day” shall be replaced by “two (2) Banking Days”.

3.2	Clauses 19.1, 19.2, 20, 21.1, 22.1, 22.2, 22.3., 22.5, 22.6, 23 and 24.2 of the SPA shall apply to this Amendment Agreement mutatis mutandis.

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